SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 F C A Resolutions For Against Abstain and Blanks Deliberation 1 The Management Proposal for the authorization for the Company’s management to submit toB3 an application for the Company’s admission, even if on a conditional basis, to the NovoMercado special listing segment and for the Company’s shares to be admitted to trading on suchsegment (“Migration to Novo Mercado”). 1.127.515.375 82.996 45.155.727 Approved by the majority Resolutions For Against Abstain and Blanks Deliberation 2 The Management Proposal for the conversion of all class A1 preferred shares issued by theCompany (PNA1 and PNA1 Conversion, respectively), at a ratio of 1.1 common share (ON) foreach 1 PNA1 share, the effectiveness of which shall be subject to the fulfillment of the followingconditions precedent (Conditions Precedent - PNA1): a. approval of the PNA1 Conversion at aspecial meeting of shareholders holding PNA1, pursuant to article 136, paragraph 1 of theBrazilian Corporations Law (AGESP PNA1); b. approval of the PNB1 Conversion (as defined initem (3) below); and c. authorization by B3 for the Migration to Novo Mercado 1.123.908.482 3.431.812 45.413.804 Approved by the majority Resolutions For Against Abstain and Blanks Deliberation 3 The Management Proposal for the conversion of all class B1 preferred shares issued by theCompany (PNB1 and PNB1 Conversion, respectively, and, together with the PNA1 Conversion,the PN Conversions), at a ratio of 1.1 ON share for each 1 PNB1 share, the effectiveness of whichshall be subject to the fulfillment of the following conditions precedent (Conditions Precedent -PNB1): a. approval of the PNB1 Conversion at a special meeting of shareholders holding PNB1,pursuant to article 136, paragraph 1 of the Brazilian Corporations Law (AGESP PNB1); and b.authorization by B3 for the Migration to Novo Mercado. 1.123.910.817 3.428.557 45.414.724 Approved by the majority Resolutions For Against Abstain and Blanks Deliberation 4 Subject to the approval and effectiveness of the PN Conversions and the prior consent ofANEEL, the Management Proposal for the full amendment and consolidation of the CompanysBylaws to provide for: (iv.1) the update of the amount and composition of the capital stock; (iv.2)the result of the PNs Conversions; and (iv.3) the inclusion of the provisions required by B3s NovoMercado Regulation (Novo Mercado Regulation). 1.124.044.970 3.519.117 45.190.011 Approved by qualified majority Resolutions For Against Abstain and Blanks Deliberation 5 Subject to the approval and effectiveness of the PNB1 Conversion, the non-approval of thePNA1 Conversion at the AGESP PNA1, and the prior consent of ANEEL, the ManagementProposal for the full amendment and consolidation of the Companys Bylaws to provide for: (v.1)the update of the amount and composition of the capital stock; (v.2) the result of the PNB1Conversion; (v.3) the granting of full voting rights to the PNA1 shares; and (v.4) the inclusion of theprovisions required by the Novo Mercado Regulation. Agenda item removed Resolutions For Against Abstain and Blanks Deliberation 6 The Management Proposal for the authorization for the Company’s management to take allnecessary actions to implement the effective Migration to Novo Mercado. 1.134.441.237 34.703 38.278.158 Approved by the majority CNPJ: 00.001.180/0001-26 CENTRAIS ELÉTRICAS BRASILEIRAS FINAL VOTING MAP Extraordinary General Meeting held on 04.01.2026 # Classificação: Pública 1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.